September 26, 2024

Mark Nielsen
Executive Vice President, Chief Legal & Regulatory Officer
Frontier Communications Parent, Inc.
1919 McKinney Avenue
Dallas, Texas 75201

       Re: Frontier Communications Parent, Inc.
           Current Report on Form 8-K filed April 18, 2024
           File No. 001-11001
Dear Mark Nielsen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program